ALTUS EXPLORATIONS, INC.

2482 Edgemont Blvd, North Vancouver, B.C. V7R 2M8

T:  778.883.9951       F:  604.293.1248

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:

Jenifer Gallagher, Division of Corporation finance

Dear Sirs:

Re:	Altus Explorations, Inc. Item 4.01 of Form 8-K filed May 21, 2007 SEC File No. 001-31444

We respond to your comment letter of May 24, 2007, as follows:

1.

We have amended the filing to indicate the date of dismissal, and that the board of directors approved the dismissal, of the former accountant, Malone & Bailey, PC.

2.

We have added the letter from the former accountant as Exhibit 16.1 to the amended filing.

The Form 8-K/A has been filed via Edgar.  In addition, please find enclosed a redlined copy of the Form 8-K/A.

The company hereby acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.

Altus Explorations, Inc.

Per:

/s/ David Whyte

David Whyte, President